Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-278797-02

PUBLIC SERVICE COMPANY OF COLORADO

(a Colorado corporation)

$400,000,000 5.35% FIRST MORTGAGE BONDS, SERIES NO. 41 DUE 2034

$600,000,000 5.85% FIRST MORTGAGE BONDS, SERIES NO. 43 DUE 2055

Issuer:	Public Service Company of Colorado (a Colorado corporation)

Issue Format:	SEC Registered

Expected Ratings*:	A1/A/A+ (Stable/Negative/Stable) (Moody’s/S&P/Fitch)

Security Type:	First Mortgage Bonds

Pricing Date:	March 17, 2025

Settlement Date:	March 20, 2025 (T+3)

	2034 Bonds	2055 Bonds

Principal Amount:	$400,000,000 (Reopening of 5.35% First Mortgage Bonds, Series No. 41 due 2034, of which $450,000,000 was previously issued on April 4, 2024, for a total principal amount outstanding of $850,000,000)	$600,000,000

Maturity Date:	May 15, 2034	May 15, 2055

Interest Payment Dates:	Semi-annually on May 15 and November 15, commencing on May 15, 2025	Semi-annually on May 15 and November 15, commencing on November 15, 2025 (long first coupon)

Reference Benchmark Treasury:	4.625% due February 15, 2035	4.500% due November 15, 2054

Benchmark Treasury Price:	102-17+	98-08

Benchmark Treasury Yield:	4.306%	4.608%

Spread to Benchmark Treasury:	+108 bps	+125 bps

Yield to Maturity:	5.386%	5.858%

Coupon:	5.35%	5.85%

Price to the Public:	99.735% of the principal amount, plus accrued interest from and including November 15, 2024 to, but excluding, the date of delivery (the total amount of accrued interest on March 20, 2025 will be $37.15 per $2,000 principal amount of the 2034 Bonds)	99.871% of the principal amount, plus accrued interest, if any, from March 20, 2025

Net Proceeds to Issuer:	$396,340,000 (after deducting the underwriting discount but before transaction expenses (and not including the amount of accrued interest paid by the purchasers of the 2034 Bonds))	$593,976,000 (after deducting the underwriting discount but before transaction expenses)

Make-Whole Call:	Prior to November 15, 2033 (the 2034 par call date), T+20 bps (calculated to the 2034 par call date)	Prior to November 15, 2054 (the 2055 par call date), T+20 bps (calculated to the 2055 par call date)

Par Call:	On or after November 15, 2033, at par	On or after November 15, 2054, at par

CUSIP/ISIN:	744448 CZ2 / US744448CZ26	744448 DB4 / US744448DB49

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc. BNP Paribas Securities Corp. CIBC World Markets Corp. Scotia Capital (USA) Inc.

Co-Manager:	Independence Point Securities LLC

* Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.